Management Report

Ghost Kits Inc
For the period ended December 31, 2025



Prepared on
March 1, 2026

Table of contents

Profit and Loss

DISTRIBUTION ACCOUNT	TOTAL
Income	
Services	10,266.99
Total for Income	**$10,266.99**
Cost of Goods Sold	
Cost of goods sold	
Supplies & materials - COGS	10,036.06
Total for Cost of goods sold	**$10,036.06**
Total for Cost of Goods Sold	**$10,036.06**
Gross Profit	**$230.93**
Expenses	
Advertising & marketing	3,134.69
Contract labor	1,000.00
General business expenses	
Bank fees & service charges	330.71
Total for General business expenses	**$330.71**
Insurance	
Business insurance	1,635.36
Total for Insurance	**$1,635.36**
Interest paid	0.49
Legal & accounting services	
Legal Fees	38,955.23
Total for Legal & accounting services	**$38,955.23**
Meals	
Office Meals	1,718.09
Travel meals	25.88
Total for Meals	**$1,743.97**
Office expenses	$235.30
Office supplies	320.98
Printing & photocopying	29.00
Shipping & postage	195.95
Software & apps	2,480.87
Total for Office expenses	**$3,262.10**
Payroll expenses	$104.00
Payroll Service Fee	891.00
Payroll taxes	8,083.52
Salaries & wages	58,651.55

DISTRIBUTION ACCOUNT	TOTAL
Total for Payroll expenses	**$67,730.07**
Professional Fees	4,277.20
Supplies	
Supplies & materials	2,512.16
Total for Supplies	**$2,512.16**
Travel	
Airfare	2,509.47
Hotels	3,654.24
Taxis or shared rides	201.62
Total for Travel	**$6,365.33**
Total for Expenses	**$130,947.31**
Net Operating Income	**-$130,716.38**
Other Income	
Credit card rewards	130.97
Total for Other Income	**$130.97**
Other Expenses	
Vehicle expenses	
Vehicle gas & fuel	63.34
Total for Vehicle expenses	**$63.34**
Total for Other Expenses	**$63.34**
Net Other Income	**$67.63**
Net Income	**-$130,648.75**

Balance Sheet

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
CHASE BUS PREM SAV (6823) - 1	100.00
PERFBUS CHK (1636) - 1	2,694.49
Total for Bank Accounts	**$2,794.49**
Accounts Receivable	
Accounts receivable (A/R)	1,220.72
Total for Accounts Receivable	**$1,220.72**
Other Current Assets	
Payments to deposit	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$4,015.21**
Fixed Assets	
Tools, machinery, and equipment	505.60
Total for Fixed Assets	**$505.60**
Other Assets	
Patents, copyrights, & franchises	9,681.00
Total for Other Assets	**$9,681.00**
Total for Assets	**$14,201.81**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	38,849.63
Total for Accounts Payable	**$38,849.63**
Credit Cards	
Blue Business Plus Card (1003) - 2	9,954.58
Total for Credit Cards	**$9,954.58**
Total for Current Liabilities	**$48,804.21**
Total for Liabilities	**$48,804.21**
Equity	
2025 Founder Investments	59,946.35
2025 Investments	36,100.00
Retained Earnings	
Net Income	-130,648.75

DISTRIBUTION ACCOUNT	TOTAL
Total for Equity	-$34,602.40
Total for Liabilities and Equity	**$14,201.81**

Statement of Cash Flows

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-130,648.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	38,849.63
Accounts receivable (A/R)	-1,220.72
Blue Business Plus Card (1003) - 2	9,954.58
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$47,583.49**
Net cash provided by operating activities	**-$83,065.26**
INVESTING ACTIVITIES	
Patents, copyrights, & franchises	-9,681.00
Tools, machinery, and equipment	-505.60
Net cash provided by investing activities	**-$10,186.60**
FINANCING ACTIVITIES	
2025 Founder Investments	59,946.35
2025 Investments	36,100.00
Net cash provided by financing activities	**$96,046.35**
NET CASH INCREASE FOR PERIOD	**$2,794.49**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$2,794.49**

Ghost Kits Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2025
Opening Balance	
Net profit/loss	-$130,648.75
Stock Issued	$59,946.35
Preferred Stock Issued	$36,100.00
Ending Balance	-$34,602.40

Ghost Kits Inc.
Notes to the Financial Statements
For January 2025 - December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Ghost Kits Inc. (the "Company") is a company organized on January 14, 2025 under the laws of the State of Delaware. The Company was created in order to produce WiFi devices that mount onto your compact camera to provide internet connectivity. Enabling Camera to Cloud workflows with any camera, anywhere.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. RELATED PARTY TRANSACTIONS

During the period January 2025 through December 31, 2025, the Company's members contributed $59,946.35 in capital to fund the Company's operations.